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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)(1)

                              ARK RESTAURANTS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   040712 101
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)
[ ] Rule 13d - 1(c)
[X] Rule 13d - 1(d)

----------------
       (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.  040712 101                13G           PAGE 2 OF 5 PAGES
                                     ---


1.       Names Of Reporting Persons
         I.R.S. Identification No. Of Above Persons (Entities Only)

              Michael Weinstein
         ----------------------------------------------------------------------

2.       Check The Appropriate Box If A Member Of A Group*
                                                                      (a)  [ ]
              N/A                                                     (b)  [ ]
         ----------------------------------------------------------------------

3.       Sec Use Only

         ----------------------------------------------------------------------
4.       Citizenship Or Place Of Organization

              United States of America
         ----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

5.       Sole Voting Power

                           917,588
         ----------------------------------------------------------------------
6.       Shared Voting Power

                            24,800
         ----------------------------------------------------------------------
7.       Sole Dispositive Power

                           917,588
         ----------------------------------------------------------------------
8.       Shared Dispositive Power

                            24,800
         ----------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned By Each Reporting Person

                           942,388
         ----------------------------------------------------------------------
10.      Check Box If The Aggregate Amount In Row 9 Excludes Certain Shares*

                                                                            [ ]
         ----------------------------------------------------------------------
11.      Percent Of Class Represented By Amount In Row 9

                                     29.3%
         ----------------------------------------------------------------------
12.      Type Of Reporting Person*

                  IN
         ----------------------------------------------------------------------



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                                                           PAGE 3 OF 5 PAGES

                                  SCHEDULE 13G

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

Item 1(a).                   Name of Issuer:
                                  Ark Restaurants Corp.

Item 1(b).                   Address of Issuer's Principal Executive Offices:
                                  85 Fifth Avenue
                                  New York, New York 10003

Item 2(a).                   Name of Person Filing:
                                  Michael Weinstein

Item 2(b).                   Address of Principal Business Office or,
                               if None, Residence:
                                  85 Fifth Avenue
                                  New York, New York 10003

Item 2(c).                   Citizenship:
                                  United States of America

Item 2(d).                   Title of Class of Securities:
                                  Common Stock, par value $.01 per share.

Item 2(e).                   CUSIP Number:
                                  040712 101

Item 3.                      Not Applicable.

Item 4.                      Ownership.

                             (a)  Amount beneficially owned:  942,388
                             (b)  Percent of Class:  29.3%
                             (c)  Number of shares as to which such person has:

                                  (i)   sole power to vote or to direct the
                                        vote: 917,588
                                  (ii)  shared power to vote or to direct
                                        the vote: 24,800
                                  (iii) sole power to dispose or to direct
                                        the disposition of: 917,588

                                  (iv)  shared power to dispose or to direct
                                        the disposition of: 24,800

Item 5.                      Not Applicable.




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                                                          PAGE 4 of 5 PAGES
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Item 6.                      Ownership of More than Five Percent on Behalf of
                               Another Person:

                             The 24,800 shares for which Mr. Weinstein has shared voting and disposition power are owned by The Weinstein Foundation, a private foundation of which Mr. Weinstein acts as trustee. The Weinstein Foundation is entitled to receive dividends and the proceeds of sale with respect to such shares.

Item 7.                      Not Applicable.

Item 8.                      Not Applicable.

Item 9.                      Not Applicable.

Item 10.                     Not Applicable.



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                                                            PAGE 5 OF 5 PAGES

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 15, 2000

                                              /s/ Michael Weinstein
                                              ------------------------------
                                              Michael Weinstein